My French Cuisine

Profit and Loss

January - December 2021

	TOTAL
Income	
Clover	
Clover Discounts Given	-316.55
Clover Sales	6,002.93
Total Clover	**5,686.38**
Food Sales	18,626.85
Sales	6,200.00
Stripe Sales	10,272.61
Unapplied Cash Payment Income	0.00
Total Income	**$40,785.84**
Cost of Goods Sold	
Food Purchases	13,873.39
Job Supplies	3,738.95
Total Cost of Goods Sold	**$17,612.34**
GROSS PROFIT	**$23,173.50**
Expenses	
Advertising & Marketing	5,331.20
Bank Charges & Fees	
Bank & CC Fees	42.02
QuickBooks Payments Fees	98.50
Stripe fees	119.09
Total Bank Charges & Fees	**259.61**
Car & Truck	
Fuel	931.49
Total Car & Truck	**931.49**
Contractors	0.00
Dues & subscriptions	2,021.90
Insurance	1,839.73
Legal & Professional Services	
Bookkeeping Fees	1,789.20
Total Legal & Professional Services	**1,789.20**
Office Supplies & Software	3,649.14
Payroll Expenses	
Payroll Fees	73.46
Payroll Tax Expenses	1.54
Payroll Wage Expenses	9.11
Total Payroll Expenses	**84.11**
Rent & Lease	
Cloud Kitchens	24,113.18
Equipment/ Vehicle	2,058.47

My French Cuisine

Profit and Loss

January - December 2021

	TOTAL
Rent or Lease of Buildings	17,475.14
Total Rent & Lease	**43,646.79**
Shipping, Freight & Delivery	37.44
Taxes & Licenses	1,754.92
Utilities	34.05
Total Expenses	**$61,379.58**
NET OPERATING INCOME	**$ -38,206.08**
Other Income	
Other Income	0.90
Total Other Income	**$0.90**
NET OTHER INCOME	**$0.90**
NET INCOME	**$ -38,205.18**

My French Cuisine

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of America - 1125	25,939.65
QuickBooks Checking Account	3,504.08
Total Bank Accounts	**$29,443.73**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory Asset	0.00
Undeposited Funds	4,104.74
Total Other Current Assets	**$4,104.74**
Total Current Assets	**$33,548.47**
TOTAL ASSETS	**$33,548.47**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
CITI BANK	
CITI BANK	20,000.00
Total CITI BANK	**20,000.00**
Total Credit Cards	**$20,000.00**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	987.00
Clover Tips	0.00
Total Other Current Liabilities	**$987.00**
Total Current Liabilities	**$20,987.00**
Total Liabilities	**$20,987.00**
Equity	
Opening Balance Equity	0.00
Owner's Investment	55,900.00
Owner's Pay & Personal Expenses	-613.35
Prior Year Adjustment	480.00
Reconciliation Adjustment	0.00
Retained Earnings	-5,000.00
Net Income	-38,205.18
Total Equity	**$12,561.47**
TOTAL LIABILITIES AND EQUITY	**$33,548.47**

My French Cuisine

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-46,527.42
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-47.82
Inventory Asset	8,370.06
CITI BANK:CITI BANK	20,000.00
California Department of Tax and Fee Administration Payable	987.00
Clover Tips	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**29,309.24**
Net cash provided by operating activities	**$ -17,218.18**
FINANCING ACTIVITIES	
Opening Balance Equity	0.00
Owner's Investment	55,900.00
Owner's Pay & Personal Expenses	-613.35
Prior Year Adjustment	480.00
Reconciliation Adjustment	0.00
Retained Earnings	-5,000.00
Net cash provided by financing activities	**$50,766.65**
NET CASH INCREASE FOR PERIOD	**$33,548.47**
CASH AT END OF PERIOD	**$33,548.47**